Simpson Thacher & Bartlett LLP

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Telephone: +1-202-636-5500

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Direct Dial Number	E-mail Address
(202) 636-5806	ryan.brizek@stblaw.com

February 3, 2020

VIA EDGAR

John Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BrandywineGLOBAL – Global Income Opportunities Fund Inc.
Definitive Proxy Statement on Schedule 14A, File No. 811-22491

Dear Mr. Ganley:

On behalf of BrandywineGLOBAL – Global Income Opportunities Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). In response to the Staff’s oral comments received on January 31, 2020 (the “Comments”), the Definitive Proxy Statement includes revisions to the Fund’s amended Preliminary Proxy Statement on Schedule 14A.

In addition, we are providing the following response to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the response correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

1.

Under the section “The Board Nominees Support the Board’s Diversity Efforts” on page 7, please clarify the effect the election of the Activist Fund Individuals to the Fund’s Board would have on the Board’s gender diversity.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment. Moreover, the Fund notes that all of the current Directors have supported the Board’s gender diversity efforts.

2.

The disclosure on page 12 states that, “A majority of the votes entitled to be cast at the Meeting, represented in person or by proxy, will constitute a quorum of stockholders at the Meeting.” Please clarify the meaning of “a majority of votes entitled to be cast.”

Securities and Exchange Commission	February 3, 2020

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

3.	In the proxy card, please separately identify the proposal to elect the Preferred Share Director and the proposal to elect the two other Directors.

The Fund notes that it will provide two distinct proxy cards—one to the holders of the Fund’s Preferred Shares and one to the holders of the Fund’s Common Stock. The Fund notes that only the holders of the Fund’s Preferred Shares will receive the proxy card with the proposal to elect the Preferred Share Director. The proxy card for the holders of the Fund’s Preferred Shares clearly identifies the designated Preferred Shares Director with an asterisk and splits Proposal 1 into lines 1., 2. and 3. for each nominee. As such, the Fund respectfully declines to revise the proxy card in response to this comment.

4.

In the proxy card, please provide additional information for Proposal 3 and Proposal 4. In the Securities and Exchange Commission’s Compliance and Disclosure Interpretation 301.01, the staff of the Division of Corporate Finance explained the view that each proposal on a proxy card should clearly identify and describe the specific action on which shareholders are being asked to vote.

The Fund has revised the proxy card in response to this comment.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	David W. Blass, Simpson Thacher & Bartlett LLP George Hoyt, Legg Mason

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